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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    714157104
                          ----------------------------
                                 (CUSIP Number)

                                 March 14, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

-------------------                                            -----------------
CUSIP NO. 714157104                  13G                       PAGE 2 OF 7 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Liviakis Financial Communications, Inc. 68-0311399
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
          (See Instructions)                                           (b)  [x]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    150,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     --
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH:                  150,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               --
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          150,000
-------------------------------------------------------------------------------
 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                         [x]
-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON (See Instructions)

          CO
-------------------------------------------------------------------------------



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-------------------                                            -----------------
CUSIP NO. 714157104                     13G                    PAGE 3 OF 7 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert B. Prag
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
          (See Instructions)                                            (b)  [x]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY
-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Unites States
-------------------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    50,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH                       --
  REPORTING            --------------------------------------------------------
 PERSON WITH:          (7)     SOLE DISPOSITIVE POWER
                               50,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               --
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000
-------------------------------------------------------------------------------
 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                        [x]
-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.4%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON (See Instructions)

          IN
-------------------------------------------------------------------------------

ITEM 1(A).  NAME OF ISSUER:

         Perma-Fix Environmental Services, Inc., a Delaware corporation

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1940 Northwest 67th Place
         Gainesville, Florida 32606-1649

ITEM 2(A).  NAME(S) OF PERSON(S) FILING:

         Liviakis Financial Communications, Inc. ("LFC")

         Robert B. Prag ("RBP")

         LFC and RBP are filing this Amended Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Exhibit A to the Statement is the Joint Filing Agreement of the members of the group pursuant to Rule 13d-1(k)(1)(iii).

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         LFC:  2420 "K" Street, Suite 220, Sacramento, California 95816
         RBP: 2455 El Amigo Road, Del Mar, California 92014

ITEM 2(C).  CITIZENSHIP:

         LFC is a California corporation.
         RBP is a citizen of the United States of America.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.001 per share

ITEM 2(E).  CUSIP NUMBER:

         714157104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:



    If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:

                  LFC:     150,000 shares
                  RBP:      50,000 shares

                  RBP previously reported the shares beneficially owned by LFC as beneficially owned by RBP but disclaimed beneficial ownership of such shares, except to the extent such beneficial ownership arose out of his service as an officer and director of LFC. RBP resigned as an officer and director of LFC on March 15, 1999 and now disclaims all beneficial ownership of the shares beneficially owned by LFC. LFC disclaims beneficial ownership of the shares beneficially owned by RBP.

         (b) Percent of class:

                  LFC:     1.2%
                  RBP:     0.4%

                  In each case, the percent of class is calculated based upon the 12,270,093 shares of Common Stock reported by the Issuer as outstanding on November 12, 1998 in its Amended Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 1998.

         (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:

                           LFC:     150,000 shares
                           RBP:      50,000 shares

                  (ii) Shared power to vote or direct the vote:

                           LFC:    -0-
                           RBP:    -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                           LFC:     150,000 shares
                           RBP:      50,000  shares

                  (iv) Shared power to dispose or direct the disposition of:

                           LFC:     -0-
                           RBP:     -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x]

         With the resignation of RBP on March 15, 1999 as an officer and director of LFC, any group status that may have existed between LFC and RBP with respect to the Issuer's Common Stock terminated.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         The group consisting of LFC and RBP dissolved on March 15, 1999. All further filings by LFC and RBP with respect to transactions in the Issuer's Common Stock will be filed, if required, by LFC and RBP, respectively, in their individual capacities.

ITEM 10.  CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: March 22, 1999                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                         By: /s/ John M. Liviakis
                                            ------------------------------------
                                                John M. Liviakis, President


                                             /s/ Robert B. Prag
                                         ---------------------------------------
                                               Robert B. Prag